Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement on Form S-4 of our reports dated February 28, 2007, relating to the consolidated financial statements and financial statement schedule of United Auto Group, Inc. and subsidiaries (the “Company”), which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company electing application of Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”, and management’s report on the effectiveness of internal control over financial reporting, appearing in the Annual Report on Form 10-K of United Auto Group, Inc. for the year ended December 31, 2006 and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.
/s/ Deloitte & Touche LLP
Detroit, Michigan
March 30, 2007